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Financial Statements

LPBP Inc.

October 31, 2012

 LPBP Inc. Annual Report October 31, 2012

Statements of Financial Position

As at	October 31	October 31	November 1
[Thousands of Canadian dollars]	2012	2011	2010
Assets
Cash (Note 3)	$211	$245	$73
Other receivables (Note 3)	38	-	191
Total Assets	$249	$245	$264

Equity and Liabilities
Common shares – Class A	$-	$-	$-
Common shares – Class B (Note 4)	273	273	273
Deficit	(47)	(103)	(34)
Total equity	226	170	239

Current liabilities
Accounts payable and accrued liabilities	$23	$20	$25
Income tax payable (Note 3)	-	55	-
Total current liabilities	23	75	25

Total Equity and Liabilities	$249	$245	$264

The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:
/s/ Peter Dans	/s/ Neil Gotfrit
G. PETER DANS Chairman of the Board and Director	NEIL GOTFRIT Director

 LPBP Inc. Annual Report October 31, 2012

Statements of Income (loss) and Comprehensive Income (loss)

Years ended October 31 [Thousands of Canadian dollars, except per share amounts]	2012	2011	2010

General and administration expenses	$(104)	$(105)	$(426)
Loss before income taxes Income tax recovery - current	$(104) 161	$(105) 36	$(426) 162
Net income (loss) and comprehensive income (loss)	$56	$(69)	$(264)
Earnings per share, basic and diluted (Note 5)	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Changes in Equity

Years ended October 31 [Thousands of Canadian dollars]	2012	2011	2010

Retained earnings (deficit), beginning of year	$(103)	$(34)	$230
Net income (loss) and comprehensive income (loss)	56	(69)	(264)
Deficit end of year	$(47)	$(103)	$(34)

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Annual Report October 31, 2012

Statements of Cash Flows

Years ended October 31 [Thousands of Canadian dollars]	2012	2011	2010
Operating activities
Net income (loss) for the year	$56	$(69)	$(264)

Changes in non-cash working capital balances relating to operations:
Prepaid expenses	-	-	151
Other receivables	(8)	-	-
Accounts payable and accrued liabilities	3	(5)	(42)
Income taxes payable/receivable	(85)	246	(163)
Cash provided by (used in) operating activities	(34)	172	(318)
Cash position, beginning of year	245	73	391
Cash position, end of year	$211	$245	$73

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Annual Report October 31, 2012

Notes to Financial Statements
 [All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously named MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than Nordion, held 0.44% of the equity shares and 53.1% of the voting shares of the Company. Nordion, a related party, held 99.56% of the equity shares of the Company and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes as well as dividends. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at October 31, 2012.

The Company has no ongoing operations.

2.	Basis of Presentation

The Ontario Securities Commission (OSC) requires an entity to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS also requires an entity to make an explicit and unreserved statement in those financial statements of compliance with IFRS.  These financial statements are expressed in Canadian dollars and have been prepared in accordance with IFRS as promulgated by the International Accounting Standards Board (IASB).

3.	Changes in Accounting Policies

First-time adoption of IFRS
The Company has adopted IFRS effective November 1, 2010 (the transition date), and has prepared its opening IFRS statement of financial position as at that date.

In preparing its opening IFRS statements, the Company considered any effect of transition from Canadian generally accepted principles (Canadian GAAP) to IFRS on the Company’s financial position, financial performance and cash flows, and concluded that there is no financial impact due to the transition to IFRS.

Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purposes of the transition to IFRS.

Financial Instruments
The Company has classified its cash as held-for-trading.  Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost.

Other Receivables
Represents HST receivable ($8K) and income tax receivable ($30K) as at October 31, 2012.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS.  In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

4.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	October 31 2012	October 31 2011	November 1 2010
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 273	- 273
Closing balance	11,229,117	273	273	273

The Company did not repurchase or cancel any issued shares for the years ended October 31, 2012 and October 31, 2011.

5.	Income Taxes
Provision
The Company’s effective tax rate has the following components:

Years ended October 31	2012	2011	2010
	%	%	%
Combined Canadian federal and provincial tax rate	26.8	28.6	31.5
Increase (decrease) in tax rate as a result of:
Rate differential on loss carry-back	6.3	5.3	4.3
Provision to return adjustments	-	-	7.0
Adjustments to provisions taken in prior periods	139.0	-	(3.0)
Valuation allowance	(19.1)	-	-
Other	-	-	(1.8)
Effective income tax rate	153.0	33.9	38.0

6.	Earnings per Share

The weighted average number of shares for all years is 11,229,117,000. The basic and diluted earnings per share for each of the years ended October 31, 2012, 2011 and 2010 were negligible.

7.	Related Party Transactions

Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

As at October 31, 2012, amounts owed to Nordion and included in accounts payable and accrued liabilities were nil (nil as at October 31, 2011 and November 1, 2010).

 LPBP Inc. Annual Report October 31, 2012